UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Knology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   499183 80 4
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 11 Pages

CUSIP No. 499183 80 4
-------------------------------------------------------------------------------

1.       Names of Reporting Persons

                  SCANA Corporation

         I.R.S. Identification Nos. of Above Persons (entities only)

                  57-0784499


2.       Check the Appropriate Box if a Member of a Group (See Instructions) (a)
         [ ]
         (b)      [   ]


3.       SEC Use Only


4. Citizenship or Place of Organization South Carolina


Number of        5.      Sole Voting Power                             0
Shares
Beneficially     6.      Shared Voting Power                      16,508
Owned by
Each Reporting   7.      Sole Dispositive Power                        0
Person With
                 8. Shared Dispositive Power 16,508


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

             16,508 shares


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    See Instructions)     [   ]


11. Percent of Class Represented by Amount in Row 9                      0.1%


12. Type of Reporting Person (See Instructions) CO, HC








                               Page 2 of 11 Pages

CUSIP No. 499183 80 4
-------------------------------------------------------------------------------

1.       Names of Reporting Persons

                  SCANA Communications, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

                  57-0784501


2.       Check the Appropriate Box if a Member of a Group (See Instructions) (a
         [ ]
         (b)      [   ]


3.       SEC Use Only


4. Citizenship or Place of Organization South Carolina


Number of          5.      Sole Voting Power                         0
Shares
Beneficially       6.      Shared Voting Power                  16,508
Owned by
Each Reporting     7.      Sole Dispositive Power                    0
Person With
                   8. Shared Dispositive Power 16,508


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  16,508 shares


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]


11.      Percent of Class Represented by Amount in Row 9             0.1%


12. Type of Reporting Person (See Instructions) CO, HC








                               Page 3 of 11 Pages

CUSIP No. 499183 80 4
-------------------------------------------------------------------------------

1.       Names of Reporting Persons

                  SCANA Communications Holdings, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

                  51-0394908


2.       Check the Appropriate Box if a Member of a Group (See Instructions) (a)
         [ ]
         (b)      [   ]


3.       SEC Use Only


4. Citizenship or Place of Organization Delaware


Number of        5.      Sole Voting Power                           0
Shares
Beneficially     6.      Shared Voting Power                    16,508
Owned by
Each Reporting   7.      Sole Dispositive Power                      0
Person With
                 8. Shared Dispositive Power 16,508


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  16,508 shares


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]


11.      Percent of Class Represented by Amount in Row 9                0.1%


12. Type of Reporting Person (See Instructions) CO







                               Page 4 of 11 Pages

Item 1.

         (a)      Name of Issuer

       Knology, Inc.    (b)      Address of Issuer's Principal Executive Office.

       1241 O. G. Skinner Drive               West Point, Georgia 31833
Item 2.

         (a)      Name of Person Filing

                SCANA Corporation
                SCANA Communications, Inc.

                SCANA Communications Holdings, Inc.

         (b) Address of Principal Business Office, or if none, Residence.

                SCANA Corporation:                       1426 Main Street
                                                         Columbia, SC 29201

                SCANA Communications, Inc.:              1426 Main Street
                                                         Columbia, SC 29201

        SCANA Communications Holdings, Inc.: 200 West Ninth Street Plaza
                                             Suite 600
                                             Wilmington, DE 19801

         (c)      Citizenship

                           SCANA Corporation:                   South Carolina

                           SCANA Communications, Inc.:          South Carolina

                  SCANA Communications Holdings, Inc.: Delaware

         (d)      Title of Class of Securities

                           Common Stock, Par Value $.01

         (e)      CUSIP Number

                           499183 80 4



                               Page 5 of 11 Pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a) [   ]  Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o).

  (b) [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [   ]  Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).

  (d) [   ]  Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G).

  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
             1813);

  (i) [ ] A church plan that is excluded from the definition of an investment company under section
             3(c)(14) of the Investment Company Act of 1940 (15
             U.S.C. 80a-3).

  (j)        [ ] Group, in accordance with
             ss.240.13d-1(b)(1)(ii)(J).

                Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned:

         See Item 9 of cover pages.(b) Percent of class:

         See Item 11 of cover pages.

(c) Number of shares as to which such person has

     (i)     Sole power to vote or to direct the vote:

             See Item 5 of cover pages.

     (ii)   Shared power to vote or to direct the vote:

            See Item 6 of cover pages.


                               Page 6 of 11 Pages

    (iii) Sole power to dispose or to direct the disposition of:

          See Item 7 of cover pages.

    (iv)  Shared power to dispose or to direct the disposition of:

          See Item 8 of cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See Exhibit II.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.









                               Page 7 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2005

SCANA CORPORATION

By:  s/William B. Timmerman
     ------------------------------------------------
       William B. Timmerman

Its:  Chairman, President and Chief Executive Officer


SCANA COMMUNICATIONS, INC.


By:  s/William B. Timmerman
     ------------------------------------------------
       William B. Timmerman

Its:  Chairman and Chief Executive Officer



SCANA COMMUNICATIONS HOLDINGS, INC.

By:  s/ Peter J. Winnington
     ------------------------------------------------
        Peter J. Winnington

Its:   Treasurer
       ----------------------------------------------







                               Page 8 of 11 Pages

                                  EXHIBIT INDEX

Exhibit I      Agreement Required by Rule 13d-1(k)(1)
Exhibit II Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company













                               Page 9 of 11 Pages

                 EXHIBIT IAgreement Required by Rule 13d-1(k)(1)

         Each of the undersigned agrees that this Schedule 13G is being filed on behalf of each of them.


                            SCANA CORPORATION

                       By:  s/William B. Timmerman
                            --------------------------------------------
                            William B. Timmerman

                       Its: Chairman, President and Chief Executive Officer

                            Date: February 7, 2005


                            SCANA COMMUNICATIONS, INC.

                       By:  s/William B. Timmerman
                            --------------------------------------------
                            William B. Timmerman

                       Its: Chairman and Chief Executive Officer

                            Date: February 7, 2005


                            SCANA COMMUNICATIONS HOLDINGS, INC.

                       By:  s/Peter J. Winnington
                            -----------------------------------------------
                            Peter J. Winnington

                       Its: Treasurer
                            -----------------------------------------------

                            Date: February 7, 2005






                               Page 10 of 11 Pages

                                   EXHIBIT II

       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     SCANA Communications Holdings, Inc. owns all of the warrants whose ownership is reported in this Schedule 13G. SCANA Communications Holdings, Inc. is a wholly owned subsidiary of SCANA Communications, Inc., which is a wholly owned subsidiary of SCANA Corporation.








                               Page 11 of 11 Pages